Global Secure Corp.
2600 Virginia Avenue, N.W.
Washington, D.C. 20037
March 31, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Facsimile:	202-772-9220

Re:	Registration Statement on Form S-1 (File No. 333-127490) of Global Secure Corp.
Ladies and Gentleman:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Global Secure Corp. (the “Registrant”) hereby applies for the immediate withdrawal of its Registration Statement on Form S-1, as amended, together with all exhibits thereto, File No. 333-127490 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2005 in connection with the proposed initial public offering of the Registrant’s common stock, and was amended on September 26, 2005, October 24, 2005, November 7, 2005 and November 10, 2005. The Registrant has elected not to proceed with the offering due to market conditions and a determination that it would not be in the Registrant’s best interest to proceed at this time. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.
     The Registrant further respectfully requests that all fees paid to the Commission in connection with the filing of the Registrations Statement be credited to the Registrant’s account for future use in accordance with Rule 457(p) of the Securities Act.
     If you have any questions regarding this application for withdrawal, please contact the undersigned, at 202-333-8400, or Lawrence A. Gold, Esq. of DLA Piper Rudnick Gray Cary US LLP, at 617-406-6005.
Sincerely,
/s/ Craig S. Bandes
Craig S. Bandes
President and Chief Executive Officer,
Global Secure Corp.